EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-115356, No. 333-16641, No. 333-16639, No. 333-58805, No. 333-75617, and No. 333-97905) pertaining to the SCP Pool Corporation Non-Employee Directors Equity Incentive Plan, the SCP Pool Corporation 1995 Stock Option Plan, the SCP Pool Corporation Employee Stock Purchase Plan, the SCP Pool Corporation 1998 Stock Option Plan, and the SCP Pool Corporation 2002 Long-Term Incentive of our reports dated March 3, 2006,with respect to the consolidated financial statements and schedule of SCP Pool Corporation, SCP Pool Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of SCP Pool Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2005.

/s/ Ernst & Young LLP

New Orleans, Louisiana

March 3, 2006